UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended	Commission File Number
March 31, 2009	001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

CAYMAN ISLANDS
(Jurisdiction of Incorporation or Organization)

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                No ☒

                   If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

EXPLANATORY NOTE

As of May 15, 2008 (i) we were advised that a majority of the executive officers of our company and 50% of the members of our board of directors are not United States citizens or residents, (ii) all of our assets, which primarily consists of a $115 million trust account representing the proceeds of our initial public offering, is being held in the London, England branch of Morgan Stanley & Co., and (iii) our business, which is to complete an acquisition in Asia, is being administered by our board of directors and by a Business Combination Committee of our board consisting of three foreign directors. Based upon these and other relevant factors, management and the board of directors of our company believe that we are a "foreign private issuer" as such term is defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

Accordingly, we are filing this Report of Foreign Private Issuer on Form 6-K and on a going forward basis, will be filing annual and periodic reports under the Securities Exchange Act of 1934, as amended, as a "foreign private issuer." This means generally that we will no longer file periodic reports on Forms 10-K, 10-Q or 8-K, and will instead provide annual information on Form 20-F and periodic information on Form 6-K. We plan to provide quarterly and other interim material information on Form 6-K in accordance with applicable rules and regulations and in a manner which we believe provides material and timely information. It is important to note that disclosure under Forms 20-F and 6-K may differ in certain material respects from disclosure on Forms 10-K, 10-Q and 8-K.

The information contained in this Form 6-K includes the financial and other information which would have otherwise been set forth in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009.

Asia Special Situation Acquisition Corp.

Index to Quarterly Report
For the Three Months Ended March 31, 2009

Page

Financial Statements (unaudited)

Condensed Balance Sheets as of March 31, 2009 (unaudited) and December 31, 2008	F-1

Condensed Statements of Operations for the three months ended March 31, 2009 and 2008
and for the period from March 22, 2007 (inception) to March 31, 2009	F-2

Condensed Statements of Shareholders’ Equity for the period from March 22, 2007 (inception)
to March 31, 2009	F-3

Condensed Statements of Cash Flows for the three months ended March 31, 2009 and 2008
and for the period from March 22, 2007 (inception) to March 31,2009	F-4

	Notes to Unaudited Condensed Financial Statements	F-5 – F-15

	Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

	Quantitative and Qualitative Disclosures About Market Risk	14

	Controls and Procedures	14

	Legal Proceedings	14

	Risk Factors	14

	Unregistered Sales of Equity Securities and Use of Proceeds	14

	Defaults Upon Senior Securities	15

	Submission of Matters to a Vote of Security Holders	15

	Other Information	15

	Exhibits	15

SIGNATURES		16

FINANCIAL STATEMENTS (UNAUDITED)

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED BALANCE SHEETS

	March 31,	December 31,
	2009	2008
	(unaudited)
ASSETS

Current assets
Cash and cash equivilents	$169,000	$96,000
Interest receivable from Trust Account	49,000	-
Prepaid expenses and other assets	242,000	120,000
Total current assets	460,000	216,000
Other assets

Investment in Trust Account	115,000,000	115,000,000
Deferred finance costs, net	523,000	672,000

Total other assets	115,523,000	115,672,000
	$115,983,000	$115,888,000

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses (including approximately $266,000 and $264,000, respectively, payable to the Company's former Chief Executive Officer)	$674,000	$524,000
Note payable together with accrued interest	1,014,000	501,000
Total current liabilities	1,688,000	1,025,000
Non-current liabilities, deferred underwriters' fee net of redemption forfeiture	3,450,000	3,450,000

Ordinary shares subject to redemption, 4,024,999 shares at redemption, approximately $10 per share	40,250,000	40,250,000

Commitments and contingencies

Shareholders' equity
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued
Ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 14,000,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	71,036,000	71,036,000
Retained earnings (deficit) accumulated during the development stage	(442,000)	126,000

Total shareholders' equity	70,595,000	71,163,000

	$115,983,000	$115,888,000

See accompanying notes to unaudited condensed financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF OPERATIONS
(unaudited)

			March 22, 2007
			(date of inception)
	Three months ended		to
	March 31, 2009	March 31, 2008	March 31, 2009

Revenue	$-	$-	$-

Costs of acquisition not completed	-	-	978,000
Formation, operating and diligence costs	597,000	151,000	1,518,000

Loss from operations	(597,000)	(151,000)	(2,496,000)

Other income (expense):
Interest income from Trust Account	223,000	703,000	2,277,000
Other interest	-	-	3,000
Amortization of deferred finance costs	(165,000)	-	(174,000)
Interest expense	(29,000)	-	(52,000)

Net income (loss) applicable to ordinary shareholders	$(568,000)	$552,000	$(442,000)

Weighted average number of ordinary shares outstanding, excluding ordinary shares subject to possible redemption:

Basic	9,975,000	8,072,000	6,865,000
Diluted	9,975,000	10,329,000	6,865,000
Net income per ordinary share, excluding shares subject to possible redemption:
Basic	$(0.06)	$0.07	$(0.06)
Diluted	$(0.06)	$0.05	$(0.06)

Weighted average number of ordinary shares subject to possible redemption:	4,025,000	3,000,000	2,350,000
Net income per ordinary share for shares subject to possible redemption:	$0.00	$0.00	$0.00

See accompanying notes to unaudited condensed financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY
For the period March 22. 2007 (date of inception) to March 31, 2009 (unaudited)

				Retained Earnings/
				(Deficit)
				Accumulated
	Ordinary Shares		Additional	During	Total
			Paid-in	Development	Shareholders'
	Shares	Amount	Capital	Stage	Equity
Ordinary shares issued to founders at $0.01 per share on March 23, 2007	2,500,000	$-	$25,000	$-	$25,000

Net loss for the period	-	-	-	(3,000)	(3,000)
Balances, at December 31, 2007	2,500,000	-	25,000	(3,000)	22,000

Sale of 10,000,000 units on January 23, 2008 at a price of $10 per unit in the public offering (each unit consists of one ordinary share and one warrant to purchase one ordinary share) (including 3,499,999 shares subject to possible redemption)	10,000,000	1,000	99,999,000	-	100,000,000

Sale of 1,500,000 units in underwriters overallotment option on January 30, 2008 at a price of $10 per unit in the public offering (each unit consists of one ordinary share and one warrant to purchase one ordinary share) (including 525,000 shares subject to possible redemption)	1,500,000	-	15,000,000	-	15,000,000

Underwriter's discount and offering costs related to the public offering (includes $3,450,000 payable upon a business combination)	-	-	(10,128,000)	-	(10,128,000)

Sale of warrants to purchase 5,725,000 ordinary shares at $1 per warrant on January 23, 2008 to a founding shareholder	-	-	5,725,000	-	5,725,000

Ordinary shares sold in the public offering subject to redemption (4,024,999 shares at redemption value)	-	-	(40,250,000)	-	(40,250,000)

Shares assigned in connection with debt financing	-	-	665,000		665,000

Net income for the period	-	-	-	129,000	129,000

Balances, at December 31, 2008	14,000,000	$1,000	$71,036,000	$126,000	$71,163,000

Net loss for the period (unaudited)	-	-	-	(568,000)	(568,000)

Balances, at March 31, 2009 (unuadited)	14,000,000	$1,000	$71,036,000	$(442,000)	$70,595,000

See accompanying notes to unaudited condensed financial statement

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF CASH FLOWS
(unaudited)

			March 22, 2007
	Three Months Ended		(date of inception)
	March 31, 2009	March 31, 2008	to March 31, 2009

Cash flows from operating activities
Net income (loss)	$(568,000)	$552,000	$(442,000)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of deferred finance costs	165,000	-	174,000
Increase (decrease) in cash attributable to change in current assets and liabilities:
Prepaid expenses	(122,000)	(6,000)	(242,000)
Interest receivable from Trust account	(49,000)	-	(49,000)
Accounts payable and accrued expenses and other	176,000	13,000	701,000

Net cash provided by (used in) operating activities	(398,000)	559,000	142,000

Cash flows from investing activities: Investment in
Trust account	-	(114,250,000)	(115,000,000)

Cash flows from financing activities
Proceeds from line of credit, shareholder	-	-	500,000
Proceeds from offering of 11,500,000 Units in intial public offering	-	115,000,000	115,000,000
Proceeds from sale of warrants to purchase 5,725,000 ordinary shares to founders	-	5,725,000	5,725,000
Payments of offering costs	-	(6,726,000)	(6,678,000)
Payment of line of credit, shareholder	-	(500,000)	(500,000)
Proceeds from note payable	487,000	185,000	1,177,000
Payment of notes payable	-	-	(190,000)
Payment of financing costs	(16,000)	-	(32,000)
Proceeds from issuance of ordinary shares to founders	-	-	25,000
Net cash provided by financing activities	471,000	113,684,000	115,027,000

Net increase (decrease) in cash and cash equivalents	73,000	(7,000)	169,000

Cash and cash equivalents, beginning of period	96,000	194,000	-

Cash and cash equivalents, end of period	$169,000	$187,000	$169,000

Supplemental schedule of non-cash financing activity:
Accrued offering costs	$-	$238,000	$24,000
Deferred underwriters' fee	$-	$3,450,000	$3,450,000
Shares assigned in connection with debt financing	$-	$-	$665,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$0	$-	$2,000

See accompanying notes to unaudited condensed financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP. AND SUBSIDIARY
(a corporation in the development stage)

Notes to Unaudited Condensed Financial Statements

NOTE 1—BASIS OF PRESENTATION, DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND GOING CONCERN

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements pursuant to the instructions on the Form 10-Q (although the registrant is filing a Form 6-K) and Article 8 of Regulation S-X of the Securities and Exchange Commission (“SEC”). All adjustments which are of a normal recurring nature and, in the opinion of management, necessary for a fair presentation have been included. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of results of operations to be expected for a full fiscal year.  These statements should be read in conjunction with the more complete information and financial statements and notes thereto included in the Company's Annual Report on Form 20-K.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and their reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Asia Special Situation Acquisition Corp. (a corporation in the development stage) (the “Company”) was formed under the laws of the Cayman Islands for the purpose of acquiring, engaging in a capital stock exchange with, purchasing all or substantially all of the assets of, or obtaining a majority interest through contractual arrangements, of one or more unidentified operating businesses.  The Company intends to acquire all or a controlling interest in the equity of such operating business or businesses. In addition, the Company will only acquire a business or businesses that, upon completion of the Company’s initial business combination, will be its majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940.  If the Company’s initial business combination involves a transaction in which it acquires less than a 100% interest in the target company, the value of that interest that the Company acquires will be equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions).  In all instances, the Company would control the target company.  The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting By Development Stage Enterprises,” and is subject to the risks associated with activities of development stage companies.

At March 31, 2009, the Company had not commenced any operations or generated revenue.  All activity through March 31, 2009 relates to the Company’s formation, capital raising, the initial public offering (the “Offering”) described below and efforts to locate a suitable acquisition target.  Following the Offering, the Company has not and will not generate any operating revenues until after completion of its initial business combination, at the earliest.  The Company generates non-operating income in the form of interest income on investments held in a trust account, as described below, from the proceeds of the Offering.

The Company’s intent has been to identify prospective acquisitions that are located in or providing products or services to customers located in Asia.  The Company’s efforts to identify a prospective target business will not be limited to a particular industry or area in Asia, although the Company initially intends to focus efforts on acquiring an operating business in the leisure and hospitality and financial services industries, that is located in or providing products or services to consumers in China.  In evaluating a prospective target business, the Company will consider, among other factors, the financial condition and results of operations; growth potential; experience and skill of management; availability of additional personnel; capital requirements; competitive position; barriers to entry into other industries; stage of development of the products, processes or services; degree of current or potential market acceptance of the products, processes or services; proprietary features and degree of intellectual property or other protection of the products, processes or services; regulatory environment of the industry; and costs associated with effecting the business combination.  These criteria are not intended to be exhaustive.  Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors, as well as other considerations deemed relevant by the Company in effecting a business combination consistent with its business objective.  The Company’s operations, if a business combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

The registration statement for the Company’s Offering (as described in Note 8) was declared effective on January 16, 2008 and the Company consummated the Offering on January 23, 2008.  Preceding the consummation of the Offering, an affiliate of the Company’s sponsor, which is an entity co-managed and jointly owned by Angela Ho, the Company’s former chief executive officer and chairman, and Noble Investment Fund Limited, purchased warrants to purchase 5,725,000 ordinary shares at $1 per warrant in a private placement (the “Private Placement”) (see Note 9).

Upon the closing of the Offering and overallotment, $114,250,000 of the proceeds from the Offering and the private placement have been placed in a trust account (the “Trust Account”) pursuant to an agreement with the underwriters.  Of this amount, up to $110,800,000 may be used for the purpose of effecting a business combination, and up to $3,450,000 will be paid to the underwriters if a business combination is consummated, but will be forfeited by the underwriters if a business combination is not consummated.  These funds will not be released until the earlier of the completion of a business combination or automatic dissolution and liquidation; provided, however, that the Company plans to draw the following amounts from the interest accrued on the trust account prior to, or upon the consummation of, a business combination or the Company’s liquidation: (i) taxes payable on interest earned and (ii) up to $2,000,000 of interest income to fund working capital.  Prior to the release of interest income to fund working capital, the first $750,000 in interest earned on the amount held in the trust account has been used to cover the shortfall between the required amount to be held in trust, $115,000,000 ($10.00 per share), and the amount actually deposited upon the exercise of the underwriters overallotment, $114,250,000 ($9.93 per share).

The Company's first business combination must be with a business or combination of businesses with a fair market value of at least 80% of the amount in the Company's trust account, less deferred offering costs of $3,450,000 at the time of acquisition.  In the event that shareholders owning 35% or more of the outstanding stock excluding, for this purpose, those persons who were shareholders prior to the Offering, vote against the business combination and request their redemption right as described below, the business combination will not be consummated.  In the event that more than 20%, but less than 35% of the shares owned by the Company’s public shareholders vote against a proposed business combination and exercise their redemption rights, the Company is still required to complete a business combination whose fair market value is equal to at least 80% of the amount in the trust account at the time of such acquisition, and as a result of any such redemptions may have to issue debt or additional equity securities to consummate the business combination or otherwise may be forced to dissolve and liquidate the Company.  All of the Company's shareholders prior to the Offering, including all of the officers and directors of the Company (the “Initial Shareholders”), have agreed to vote their 2,500,000 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (the “Public Shareholders”) with respect to any business combination.  Additionally, in the event that any of the Initial Shareholders acquire shares of the Company in connection with the initial public offering, or in the aftermarket, they have each agreed to vote in favor of any business combination.

With respect to the first business combination which is approved and consummated, any Public Shareholder who voted against the business combination may demand that the Company redeem his or her shares.  The per share redemption price will equal the amount in the trust account as of the record date for determination of shareholders entitled to vote on the business combination divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding one share less than 35% of the aggregate number of ordinary shares owned by all Public Shareholders may seek redemption of their shares in the event of a business combination. Such Public Shareholders are entitled to receive their per share interest in the trust account computed without regard to the shares held by Initial Shareholders.

The shares owned by the Initial Shareholders are being held in an escrow account maintained by the trustee, acting as escrow agent, for up to three years.

Going Concern Consideration: Without the prior written consent of at least 95% of the Company’s outstanding ordinary shares, the Company’s Amended and Restated Memorandum and Articles of Association provides for mandatory liquidation of the Company, without shareholder approval, in the event that the Company does not consummate a business combination by July 16, 2009, or by January 16, 2010 if certain extension criteria have been satisfied.  As such, in the event that the Company does not consummate a Business Combination by July 16, 2009, or January 16, 2010 if the extension criteria have been met, its corporate existence will cease except for the purposes of winding up its affairs and it will liquidate.  The Company is actively pursuing a Business Combination as described in Note 6, however, there is no guarantee that such efforts will result in the consummation of a Business Combination by the required timeframe.  In the event that the Company does not consummate a Business Combination by July 16, 2009, or January 16, 2010, if extended, its corporate existence will cease except for purposes of winding up its affairs and it will liquidate.

NOTE 2—NET INCOME (LOSS) PER ORDINARY SHARE

                   The Company complies with the accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share.”  Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period.  Net income (loss) per ordinary share, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and would then share in the earnings of the Company except where the result would be antidilutive.  For the three months ended March 31, 2009 and 2008 and for the period from March 22, 2007 (date of inception) to March 31, 2009, the effect of the 17,225,000 warrants outstanding (including 5,725,000 warrants issued in connection with the Private Placement) have been considered in the calculation of fully diluted income per share under the treasury stock method.  The effect of the 475,000 units issued to the underwriters (see Note 8) were excluded from the calculation as the effect would be anti-dilutive.

The Company’s statement of operations includes a presentation of net income per share for ordinary shares subject to possible conversion in a manner similar to the two-class method of net income per share.  Net income per ordinary share, basic and diluted amount for the maximum number of shares subject to possible conversion is calculated by dividing the interest income, net of applicable income taxes, attributable to ordinary shares subject to conversion (nil for the three months ended March 31, 2009 and 2008 and for the period from March 22, 2007 (inception) to March 31, 2009) by the weighted average number of ordinary shares subject to possible conversion.

NOTE 3 – PREPAID EXPENSES AND OTHER ASSETS

During May 2009, while performing routine reconciliations of its accounts, the Company discovered that $152,000 had been withdrawn in one transaction by the bank from its operating bank account during the three months ended March 31, 2009 without its knowledge and transferred to a third party.  The Company notified its bank of this transaction and the lack of Company authorization for the disbursement.  In June 2009, the bank responded with the identity of the recipient of the wire transfer and in August 2009, the $152,000 was returned to the Company accounts.  At June 30, 2009, this $152,000 is included in prepaid expenses and other assets in the accompanying balance sheet.

NOTE 4 - FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company implemented SFAS No. 157, Fair Value Measurement, or SFAS 157, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The adoption of SFAS 157 to the Company’s financial assets and liabilities that are re-measured and reported at fair value at least annually did not have an impact on the Company’s financial results.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.  In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.  Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.  Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability as of March 31, 2009 (unaudited) and December 31, 2008 follows:

Description	March 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investment in Trust Account (see Note 5)	$114,790,000	$114,790,000	$—	$—
Money market held in Trust	255,000	255,000	—	—
Cash equivalent	169,000	169,000	—	—
Total	$115,214,000	$115,214,000	$—	$—

Description	December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investment in Trust Account	$115,000,000	$115,000,000	$—	$—
Cash equivalent	96,000	96,000	—	—
Total	$115,096,000	$115,096,000	$—	$—

NOTE 5 – INVESTMENT IN TRUST ACCOUNT; MARKETABLE SECURITIES

The Company periodically invests in United States Treasury bills and classifies such bills as held-to-maturity securities in accordance with SFAS No. 115, “Accounting for Certain Debt and Equity Securities.”  Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity.  Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.  During portions of 2008 and 2009, investment securities in the Company’s trust account consisted of a US dollar denominated Institutional Money Market Fund whose objective is to provide investors with as high a level of current income in U.S. dollars as is consistent with the preservation of capital and liquidity by investing in a diversified portfolio of high quality U.S. dollar denominated short-term money market instruments.  During 2008, investments also included repurchase agreements, time deposits, commercial paper, certificates of deposit, medium term notes and floating rate notes rated A-1/P-1 or better with a maximum weighted average maturity of 60 days.

Investment securities in the Company’s Trust Account at December 31, 2008 consist of an investment in a Municipal Obligations mutual fund account (approximately $115,000,000 at December 31, 2008) which is recorded at cost, which approximates fair value, and adjusted for income distributions which occur monthly.

Investment securities in the Company’s Trust Account at March 31, 2009 consist of $115,000,000 face amount of Treasury Bills maturing on September 25, 2009 and approximately $255,000 in a Municipal Obligations mutual fund account which is recorded at cost, which approximates fair value, and adjusted for income distributions which occur monthly.

The carrying amount, including accrued interest, gross unrealized holding gains, and fair value of held-to-maturity securities at March 31, 2009 were as follows:

	Carrying amount	Gross unrealized holding loss	Fair value
Held-to-maturity:
U. S. Treasury securities	$114,794,000	$(4,000)	$114,790,000

Although the Company’s investment in held-to-maturity securities are recorded at amortized costs, the fair value of these securities, which qualify as financial instruments under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” are presented above and in Note 4 – Fair Value Measurements.

For the period from March 22, 2007 (inception) to March 31, 2009 approximately $60,000 was deducted from the Trust Account for withholding of taxes which are not likely to be recovered.  As such, this amount was charged to formation and operating costs during the three months ended March 31, 2008.  Through March 31, 2009, the first $750,000 of trust income was retained (see Note 1) and approximately $1,418,000 of trust income had been transferred to fund working capital of the Company.

NOTE 6 – ACQUISITION ACTIVITY AND COST OF ACQUISITION NOT COMPLETED

White Energy -

On December 17, 2008, Asia Special Situation Acquisition Corp. (the “Company”) entered into an Acquisition Framework Agreement (the “Framework Agreement”) with White Energy Company Limited (“White Energy”) and Binderless Coal Briquetting Company Pty Limited, a wholly owned subsidiary of White Energy (“BCBC”). Under the terms of the Framework Agreement, the Company agreed to acquire, through an exchange of shares, White Energy’s South-East Asian business operated by its indirect wholly owned subsidiary, BCBC Singapore Pte Ltd. (“BCBC Singapore”).  The transaction contemplated that BCBC would issue to the Company 100% of the issued and outstanding share capital of BCBC Singapore (the “BCBC Singapore Exchange Shares”) in exchange for the Company’s issuance to BCBC of its ordinary shares (the “Company Exchange Shares”), to represent an estimated 60% of the issued and outstanding ordinary shares of the Company after giving effect to the share exchange (the “Share Exchange”).  The Company’s existing shareholders would retain the remaining ordinary shares, representing an estimated 40% of the issued and outstanding shares of the Company, subject to adjustment.

On March 12, 2009, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with White Energy and White Energy Technology Company Limited (“WET”). Based in Sydney, Australia, White Energy, an Australian corporation, is a public company traded on the Australian Stock Exchange.  WET is a wholly-owned subsidiary of White Energy.  Under the terms of the Share Exchange, the Company agreed to acquire from White Energy, through an exchange of shares, 100% of the share capital of WET (the “WET Shares”) and the equity shares of the direct and indirect subsidiaries of WET (with WET, the “Constituent Corporations”).  Under the Exchange Agreement White Energy would have retained ownership to certain of its operating subsidiaries not related to the binderless coal briquetting technology.  Upon completion of the transaction, it was anticipated that, in exchange for the WET Shares, the Company would issue to White Energy a percentage of the aggregate number of ordinary shares of the Company to be issued and outstanding after giving effect to the share exchange, as shall be determined by the amount by which the “White Energy Market Value” (as defined) bears to the “Transaction Value” (as defined).

The White Energy Market Value was originally calculated at approximately $157.0 million, representing the product of the White Energy Diluted Shares (as defined) as at March 12, 2009 and the $0.9905 volume-weighted average price (expressed in U.S. dollars) of White Energy common shares, as traded on the ASX for the 20 trading days prior to March 12, 2009.  The Transaction Value was defined as the sum of the White Energy Market Value and the Adjusted Funds.  The term “Adjusted Funds” was defined as the total cash available to the Company and the Constituent Corporations as at the closing date of the transaction (including net proceeds of any additional securities sold by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date), less the sum of (i) transaction expenses, (ii) amounts paid or payable in respect of share redemptions that are requested on a timely basis by any of the Company’s public shareholders, and (iii) the amount of debt securities, if any, issued by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date.   Assuming $100.0 million of Adjusted Funds at the Closing, the transaction Value would have been calculated at $257.0 million and White Energy would have received approximately 61% of the outstanding ordinary shares of the Company after giving effect to the transaction.

The Exchange Agreement also provided for certain Company Management Performance Shares, to represent up to 10% of the total Company shares to be outstanding at closing after giving effect to the share exchange, that may be issued to members of the management of the Constituent Corporations in relation to achieved target production levels of the Company and its subsidiaries of up to 20,000,000 annual tons of upgraded coal production by December 31, 2012 from facilities using the binderless coal briquetting technology described below.

The March 12, 2009 Exchange Agreement contemplated that on the closing date, White Energy management would become the members of the management of the Company and its subsidiaries and the current executive officers of the Company would resign.  In addition, White Energy would have the right to appoint four directors (including a Chairman) to the board of the Company and the existing shareholders of the Company will have the right to appoint two directors to the board of the Company.  Immediately following the closing date the Company would change its corporate name to “White Energy Coal Technology Corporation” or such other name as shall be acceptable to White Energy.

Since the date of execution of the Share Exchange Agreement, a number of events have occurred which, in the opinion of both the board of directors of White Energy and the Company, have had a significant impact on the valuation metrics used in determining the appropriate consideration for the transaction.  Since March 2009, the White Energy Market Value has increased significantly as it has continued to achieve designated milestones, as evidenced by:

•
White Energy and Bayan Resources Limited have successfully completed construction of the world’s largest clean coal upgrading plant at Bayan’s Tabang mine in East Kalimantan, Indonesia.  The plant has the capacity to produce 1.0 million tons per annum of upgraded coal and is currently being commissioned;

•
White Energy and Peabody Energy Inc. (the largest coal company in the United States) signed a Joint Development Agreement in May 2009 regarding the formation of a partnership to jointly construct and operate 20 million tons per annum of binderless coal briquetting plants in North America.  Once definitive transaction documents have been finalized, the partnership will be 55% owned by White Energy and 45% owned by Peabody with capital costs shared in proportion to the parties respective equity interests.  In addition, Peabody now has a right to acquire a 14.9% equity interest in White Energy;

•
White Energy and Bayan Resources agreed in May 2009 to increase the target production capacity of their joint venture, PT Kaltim Supacoal (“KSC”) from 5 million to 15 million tons per annum.  As regards the funding of this increase in targeted capacity, KSC is in the final stages of selecting a bank to underwrite the financing of the next 4.0 million ton phase of the project;

•	White Energy has successfully raised (Australian) $55 million in a private placement of its shares to local and overseas institutions conducted over a 24 hour book-build period at the end of May 2009;

•	coal prices globally have increased between 15% to 20% since signing of the Share Exchange Agreement; and

•
there has been significant interest shown in clean coal activity over the past few months as a direct consequence of the growing realization of the importance of creating a cleaner fuel to satisfy environment concerns. The Clean Energy Bill in the US and similar initiatives in other parts of the world have put an even greater emphasis on the importance of clean coal technologies like the White Energy process.

As a result of the above developments and other factors, the terms of the transaction have been adjusted with the concurrence of the respective financial advisors to White Energy and the Company, and on August 17, 2009, the Company and White Energy entered into a merger implementation agreement (the “Merger Agreement”).  The Merger Agreement replaced and superseded the terms of the March 12, 2009 Exchange Agreement.  Under the terms of the Merger Agreement:

The Company or a wholly-owned subsidiary of the Company will acquire all of the outstanding shares of White Energy.  As a result White Energy and all of its direct and indirect subsidiaries (including White Energy Technologies (“WET”) will become direct and indirect subsidiaries of the Company.  A significant difference between the terms of the Merger Agreement and the Exchange Agreement is that the Company will acquire White Energy and all of its operating subsidiaries, including WET and its subsidiaries relating to the coal upgrading technology.

The merger consideration payable to the White Energy shareholders will be paid in ordinary shares of the Company and in the form of Company options and convertible securities to the holders of all White Energy options and White Energy convertible debentures that are exercisable at and convertible into Company ordinary shares.  The Company and White Energy agreed that the valuation of White Energy immediately prior to the merger will be fixed at approximately $480.7 million (the “White Energy Total Value”), representing the estimated 192,277,902 White Energy common shares at a value of USD $2.50 per share (the “White Energy Per Share Value”).  At closing, the White Energy shareholders will receive total consideration (the “Merger Consideration”) equal to that percentage of the total number of the Company ordinary shares to be outstanding immediately following closing of the merger as shall be determined by the amount by which (i) the White Energy Total Value bears to (ii) the “Combined Total Value.”  The “Combined Total Value” is defined as the sum of (A) the White Energy Total Value and (B) the Company’s Adjusted Funds at Closing.   The Company is required to have not less than $100.0 million of Adjusted Funds and not more than $140.0 million of Adjusted Funds available at Closing.

Accordingly, if the White Energy Total Value is USD $480.7 million and the Company’s available Adjusted Funds at Closing is $100.0 million, the Combined Total Value would be $580.7 million, and the White Energy shareholders would be entitled to receive in the merger transaction approximately 83% of the total number of the Company’s ordinary shares at closing, and the ordinary shares held by current Company shareholders would represent approximately 17% of the Company shares.

The merger must be approved by a majority number of holders holding not less than 75% of the voting share capital of White Energy who vote on the transaction in person or by proxy at an extraordinary meeting of White Energy shareholders (the “White Energy Shareholders Meeting”). Similar approval will also be required from the holders of options in White Energy.  If approved by both the White Energy shareholders and option holders, the acquisition of White Energy must then be approved by the Australian courts as an approved Scheme of Arrangement (the “Schemes”).  Similarly, the acquisition of White Energy must be approved by holders of a majority of the 11,500,000 publicly traded voting ordinary shares of the Company who vote on the transaction in person or by proxy at an extraordinary meeting of the Company shareholders (the “the Company Shareholder Meeting”).   Holders of the 2,500,000 insider the Company shares will vote in accordance with the majority public shareholder vote.

           White Energy has advised that in September 2009 it will make court application to convene a special meeting to consider the Schemes and mail the Scheme Booklet (equivalent to a proxy statement) to the White Energy shareholders and option holders.  The vote of the White Energy shareholders and option holders is scheduled to be held in October 2009, or such other date determined by the court.  Assuming White Energy obtains the requisite shareholder and court approvals, the Company intends to hold the Company Shareholder Meeting in November 2009, and assuming it obtains the requisite approvals and complies with the other conditions applicable to a business combination company, the parties intend to consummate the transaction in December 2009.

           In addition to White Energy and the Company obtaining the requisite court and shareholder approvals referred to above, the closing of the transactions under the Merger Agreement is subject to a number of other conditions, including.

(a)           entering into an agreement with White Energy debenture holders on terms acceptable to White Energy and the Company;

(b)           amending the memorandum and articles of organization of the Company to increase its authorized ordinary shares from 50.0 million shares to 250.0 million shares (or such other number as shall be mutually agreed upon), and changing the name of the Company to White Energy Coal Technology Corporation, or such other name as shall be mutually agreed upon;

(c)           redemptions by the Company public shareholders not exceeding 34.99% of the $115.0 million in the Company trust fund;

(d)           no material adverse changes in the businesses of White Energy and subsidiaries or our Company;

(e)           the approval of the listing of Company ordinary shares on the New York Stock Exchange, Inc. or maintaining the listing on the NYSE Alternext Exchange; and

(f)           the limitation of all investment banking fees and other transaction expenses payable by the Company to a maximum of $15.0 million or other amounts acceptable to both parties.

There can be no assurance that the above timetable will be met, that the requisite approvals of the Australian court and the shareholders of both White Energy and the Company will be obtained, or that the other conditions to closing (including those described above) will be complied with.  As a result, there can be no assurances that the transactions contemplated by the Merger Agreement will be consummated.

ChinaTel -

On July 8, 2008, the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with ChinaTel Group, Inc. (“ChinaTel”) and Trussnet USA, Inc. (“Trussnet”).   The Stock Purchase Agreement provided for the investment by the Company into ChinaTel of between $201,675,000 and $270,000,000 at a price of $2.25 per share.   All of the proceeds from the sale of the ChinaTel securities would have gone to ChinaTel, and no shareholders of ChinaTel would have sold their shares.

On August 6, 2008, the Company, ChinaTel, Trussnet and George Alvarez amended and restated the Stock Purchase Agreement in its entirety, by executing an Amended and Restated Stock Purchase Agreement dated as of July 31, 2008 (the “Amended Stock Purchase Agreement”).  In addition to the Amended Stock Purchase Agreement, on August 6, 2008 the Company entered into an Agreement and Plan of Merger dated as of July 31, 2008 (the “Merger Agreement”) with ChinaTel, CHTL Acquisition Corp., a wholly owned subsidiary of the Company which was subsequently dissolved (“CHTL Acquisition”), George Alvarez, and the other principal shareholders of ChinaTel.  Under the Merger Agreement, at the effective time of the merger, CHTL Acquisition was to be merged into ChinaTel, with ChinaTel as the surviving corporation of the merger (the “Merger”), as a result of which, ChinaTel would have become a wholly-owned subsidiary of the Company.

On November 3, 2008, pursuant to a Termination and Mutual Release Agreement (the “Termination Agreement”) with ChinaTel, the Company and ChinaTel agreed to terminate the Stock Purchase Agreement, the Amended and Restated Stock Purchase Agreement and the Merger Agreement (collectively, the “ChinaTel Agreements”) in their entirety.  In addition, the parties agreed to release each other, and their respective officers, directors, employees, agents, shareholders, representatives and affiliates against any and all rights, claims, liabilities, demands, actions, proceedings and causes of action, in law or in equity, by reason of any matter, event, cause or thing whatsoever, including, but not limited to, the obligations of the parties under the ChinaTel Agreements.  The Company elected to terminate the ChinaTel Agreements primarily due to the fact that the Company believed there were a number of unresolved regulatory due diligence issues in the People’s Republic of China relating to the proposed transaction.

The Company has incurred approximately $978,000 of costs associated with the ChinaTel Agreements, which costs have been charged to expense in the year ended December 31, 2008.

NOTE 7 – NOTES PAYABLE

On December 16, 2008, the Company consummated a Funding Agreement (the “Agreement”) with a placement agent calling for loans of up to $1,250,000 pursuant to promissory notes (the “Notes”) that call for interest at 12% per year and mature on the earlier of (a) January 16, 2010 or (b) the consummation of a business combination satisfactory to the lender.  The Notes are non-recourse to the amounts in Trust in favor of the Public Shareholders and are secured by the assignment of 100,000 shares of the Company’s stock that are owned by certain Initial Shareholders.  At March 31, 2009, $987,000 was outstanding under the Notes including $500,000 that was borrowed on December 26, 2008 and an additional $487,000 that was borrowed during the three months ended March 31, 2009.  In April 2009, the remaining $263,000 available under the Agreement was borrowed.  The notes are secured by the interest earned in the Trust account up to $2,000,000.  In connection with the financing, as an inducement, certain of the Company’s ordinary shares held by certain initial investors were assigned to the lenders and will be conveyed upon release from escrow.  The value of these shares, $665,000 was treated as a capital contribution and the related financing costs are being amortized over the term of the loan.  Pursuant to the Agreement, the Company is obliged to pay approximately $40,000 of costs associated with the agreement, proportionally with each draw down against the total.  Such costs are included in deferred financing costs and amortized over the term of the loan.

On February 28, 2008, the Company consummated a Loan and Security Agreement (the “Agreement”) with a bank pursuant to which it issued a $500,000 promissory note to the bank in exchange for a line of credit that was used for working capital and general corporate purposes.  On March 28, 2008, the Company drew down $190,000, and on June 8, 2008 the Company repaid $50,000, under the note payable and on July 3, 2008 the remaining $140,000 principal amount, plus interest, was repaid.  Borrowings under the promissory note bore interest at the bank’s prime rate (the “Interest Rate”) and were secured by certain assets of the Company.  No amounts were outstanding at December 31, 2008 and March 31, 2009 under this agreement.

NOTE 8—INITIAL PUBLIC OFFERING

On January 23, 2008, the Company consummated the sale of 10,000,000 units (“Units”) at a price of $10.00 per unit.  Each Unit consists of one of the Company's $.0001 par value ordinary shares and one Redeemable Ordinary Share Purchase Warrant (“Warrant”).   On January 30, 2008, an additional 1,500,000 Units were sold pursuant to a 45-day option granted to the underwriters to cover any over-allotments.  Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $7.50 commencing on the later of: (i) the completion of business combination with a target, or (ii) January 16, 2009, and expiring on January 16, 2012.  The Warrants may be redeemed by the Company, at a price of $0.01 per Warrant, upon thirty (30) days notice after the Warrants become exercisable, only in the event that the average sale price of the ordinary share is at least $14.25 per share for any twenty (20) trading days within a thirty (30) trading-day period ending on the third day prior to date on which notice of redemption is given.  If the Company is unable to deliver registered ordinary shares to the holder upon exercise of warrants during the exercise period, there will be no cash settlement of the warrants and the warrants will expire worthless.

In connection with the Offering, the Company paid an underwriting discount of $4,600,000 (4.0%) and a non-accountable corporate finance fee of $1,150,000 (1%).  An additional fee of $3,450,000 (3.0%) is payable upon the Company's consummation of a business combination.  The underwriters are not entitled to any interest accrued on the deferred fee and have agreed to forfeit their share of the deferred fee due them to the extent of shares redeemed by Public Shareholders.

In connection with the Offering, the Company has also sold to the underwriter, for $100 as additional compensation, an option to purchase up to a total of 475,000 units at a price of $12.50 per unit.  The 475,000 units to be issued upon exercise of these options are identical to those sold in the Company's Offering.  The Company has accounted for this purchase option as a cost of raising capital and has included the instrument as equity in its financial statements. Accordingly, there is no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

The Company has estimated, based upon a Black Scholes model, that the fair value of the purchase option on the date of sale is approximately $0.78 per unit (a total value of $368,525), using an expected life of five years, volatility of 9.45% and a risk-free rate of 4.17%.  The volatility calculation is based on the average volatility of 16 business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during the period from January 1, 2002 to September 26, 2007.  Because the Company did not have a trading history at the time of the calcuclation, it needed to estimate the potential volatility of the unit price, which will depend on a number of factors which could not be ascertained at the time.  The Company used these companies because management believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for the Company’s units.  Although an expected life of five years was used in the calculation, if the Company does not consummate a business combination within the prescribed time period and the Company is liquidated, the option will become worthless.

NOTE 9—RELATED PARTY TRANSACTIONS

At March 31, 2009, we were obligated to our former chief executive officer for approximately $266,000 consisting of amounts advanced to pay certain costs on behalf of the Company in February 2008, together with approximately $14,000 of accrued interest at 5% per year as approved by the Board of Directors.

On March 23, 2007, the Company sold 2,500,000 ordinary shares to the Initial Shareholders for proceeds of $25,000.

On March 23, 2007, the Company entered into an unsecured $500,000 line of credit (the “Line”) with the majority shareholder of the Company, which is an entity whose chief executive officer is a director of the Company.  The Line bore no interest and was due, and paid in full, on the closing date of the Offering.

On January 16, 2008, immediately prior to the Offering, the Company’s sponsor, Ho Capital Management, LLC, an entity co-managed and jointly owned by Angela Ho, the Company’s former chief executive officer and chairman, and Noble Investment Fund Limited, purchased an aggregate of 5,725,000 warrants, or “insider warrants,” at a price of $1.00 per warrant in a Private Placement. Ho Capital Management LLC and Noble Investment Fund Limited each have a 50% beneficial ownership interest in the insider warrants.  So long as the insider warrants are owned by Ho Capital Management LLC, Noble Investment Fund Limited or Angela Ho, the insider warrants may be exercised on a cashless basis and will not be subject to redemption.  The insider warrants may not be sold, assigned or transferred by Ho Capital Management LLC (nor may the members interest in Ho Capital Management LLC be sold, assigned or transferred) until the Company has consummated a business combination or (if the Company fails to consummate such business combination ) liquidates.  The insider warrants transfer restriction expires on the earlier of (i) a business combination or (ii) the Company’s liquidation.

The sale of the warrants to the Company’s sponsor did not result in the recognition of any stock-based compensation expense because they were sold above fair market value. The Company has granted the holders of such warrants demand and “piggy back” registration rights with respect to the 5,725,000 warrants and the 5,725,000 shares of ordinary shares underlying the warrants at any time commencing on the date the Company announces that it has entered into a letter of intent with respect to a proposed business combination, provided, however, any such registration shall not become effective until the business combination has been completed.  The demand registration may be exercised by the holders of a majority of such warrants.  Insider warrants will not be subject to redemption if held by the initial holder thereof or its permitted assigns.  Permitted assigns include transfers to Nobel Investment Fund Limited, as partial consideration for the $5,725,000 loan provided to Ho Capital Management LLC by Noble to purchase the insider warrants immediately prior to the Offering, or to Angela Ho, a member of Ho Capital Management LLC; provided that, the insider warrants may not be sold, assigned or transferred until the Company consummates a business combination.  The Company will bear the expenses incurred in connection with the filing of any such registration statements.  If the Company does not complete a business combination, then the $5,725,000 proceeds will be part of the liquidating distribution to Public Shareholders and the warrants issued under the transaction will expire worthless.

The holders of the Company’s initial 2,500,000 issued and outstanding ordinary shares are entitled to registration rights pursuant to an agreement.  The holders of the majority of these shares are entitled to make up to two demands that the Company register these shares.  The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these ordinary shares are released from escrow.  In addition, these shareholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these ordinary shares are released from escrow.  The Company will bear the expenses incurred in connection with the filing of any such registration statements.  The holders of the Company’s initial 2,500,000 issued and outstanding ordinary shares at the time of the Offering placed their initial shares purchased by them into an escrow account maintained by Continental Transfer and Trust Company, acting as escrow agent.  The initial shares will not be released from escrow until three years from the date of the Offering, except that following the consummation of a business combination, such shares and members interests may be transferred to family members and trusts of permitted assignees for estate planning purposes, or upon the death of any such person, to an estate or beneficiaries or permitted assignees; in each case, such transferee will be subject to the same transfer restrictions as the Company’s Initial Shareholders until after the shares and members interests are released from escrow.

NOTE 10 - REDEEMABLE ORDINARY SHARES

If the Company’s initial Business Combination is approved, Public Shareholders voting against the Business Combination will be entitled to convert their ordinary shares into a pro rata share of the aggregate amount then on deposit in the trust account, including their pro rata portion of the deferred underwriting discount and any interest income earned on the trust account, net of (1) income taxes payable on the interest income on the trust account and (2) up to $2,000,000 of interest earned on the trust account balance which will be available to the Company, net of income taxes payable on this amount, to fund working capital requirements. The initial per share conversion price was $10.00 at January 23, 2008.  In order to maintain that per share conversion price after the exercise of the underwriters overallotment option on January 30, 2008, the first $750,000 in interest earned on the amount held in the trust account (net of taxes payable) has been used raise the balance held in trust for the benefit of the public shareholders to $115,000,000 ($10.00 per share).  The per share conversion price at March 31, 2009 is $10.00 per share.

The Company accounts for redeemable ordinary shares in accordance with Emerging Issue Task Force D-98 “Classification and Measurement of Redeemable Securities.”  Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder.  The Company recognizes changes in the redemption value immediately as they occur and will adjust the carrying value of the redeemable ordinary shares to equal its redemption value at the end of each reporting period.

NOTE 11 – COMMITMENTS

In December 2008, the Company entered into an investment banking agreement (“Banking Agreement”) with two banks calling for financial advisory and investment banking services for a period ending with the completion of a transaction or January 23, 2010.  The Banking Agreement calls for a monthly fee of $50,000 commencing on December 15, 2008 plus a success fee as defined in the Banking Agreement of 3% of transaction consideration and a financing fee of 6% of any financing of the Company or the acquisition target in connection with an acquisition or merger transaction.  In addition, if the Company becomes entitled to any break up fee in connection with a proposed transaction, then the investment bankers would be entitled to receive 10% of any such fee or payment received by the Company.   In addition, the Banking Agreement calls for the issuance of five year warrants for 10% of the amount of the Company or target shares or securities at a per share price of 110% of the offering price in the financing.   The investment banks are entitled to reimbursement of their reasonable expenses under the Banking Agreement subject to prior approval of amounts individually or aggregating in excess of $50,000.

In March 2009, the Company issued warrants to purchase 200,000 ordinary shares to a consultant in connection with performing due diligence on potential acquisitions.  The warrants have an exercise price of $7.50 and expire in January 2013.  The Company valuation of the warrants resulted in an immaterial amount.

NOTE 12 – NEW ACCOUNTING PRONOUNCEMENTS

In April 2009, the Financial Accounting Standards Board (“FASB”) issued three final Staff Positions (“FSP”s) intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, Fair Value Measurements. FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities.

FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what Statement 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

FSP FAS 107-1 and APB 28-1 relate to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Prior to issuing this FSP, fair values for these assets and liabilities were only disclosed once a year. The FSP requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value.

FSP FAS 115-2 and FAS 124-2 on other-than-temporary impairments is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The FSP also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses.

The FSPs are effective for interim and annual periods ending after June 15, 2009 and are not expected to have a material effect on the financial statements of the Company.

In May 2009, FASB issued SFAS No. 165, “Subsequent Events” which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or available to be issued.  It is effective for interim and annual periods ending after June 15, 2009 and will be applied prospectively.  We adopted SFAS 165 during the three months ended June 30, 2009 and its adoption did not have a material impact on our results of operations or financial position.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“GAAP”) – a replacement of FASB Statement No. 162,” which will become the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities.  It is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company does not believe that this will have a material effect on its condensed financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This Quarterly Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other Securities and Exchange Commission filings. The following discussion should be read in conjunction with our unaudited financial statements and related notes thereto included elsewhere in this report.

Overview

We were formed as a blank check company with the corporate name Asia Special Situation Acquisition Corp. under Cayman Islands law on March 22, 2007. We were formed for the purpose of acquiring control of one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, including obtaining a majority interest through contractual arrangements. We will only acquire a business or businesses that, upon completion of our initial business combination, will be our majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940. We intend to utilize cash derived from the proceeds of our offering, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination. We will not acquire a minority interest in any operating business.

Pursuant to our amended and restated memorandum and articles of association, we must effect and initiate procedures for our dissolution and liquidation and the distribution of our assets, including the funds held in the trust account, if we do not effect a business combination within 24 months after the completion of our offering since a definitive agreement has been executed with White Energy Company Limited (“White Energy”) within 18 months after completion of our offering. We have agreed with the trustee to promptly adopt a plan for the liquidation and distribution of our assets, including the funds held in the trust account, upon expiration of the time periods set forth above.

To date, our efforts have been limited to organizational activities, activities related to our offering and acquisition efforts, including sourcing and identifying potential target acquisitions such as White Energy. We intend to identify prospective acquisitions that are either located in Asia (including Australia), provide products or services to consumers located in Asia, or invest in Asia. Although not limited to any specific country in Asia, we initially focused our initial efforts on acquiring control of an operating business or businesses in the leisure and hospitality or financial services industries that are either located in China, provide products or services to consumers in China, or invest in China.

Although we initially focused our search on an operating business or businesses in the leisure and hospitality or financial services industries that is located in, provides products or services to consumers located in China, or invests in China, we determined to explore a favorable business opportunity in the clean coal upgrading technology sector with White Energy and its affiliates which management determined was in the best interests of our company and shareholders.  We concentrated on our primary business and geographic focus during the first year of our business search, and only expanded the scope of our search because we were unable during such year to locate an attractive business combination in the leisure and hospitality or financial services industries that invests in, is located in, or provides products or services to consumers located in China.  We will seek to consummate the share exchange with White Energy and its affiliates, which in the opinion of management, may provide our company and its shareholders with the most favorable growth potential, due to a variety of factors, including its financial condition and results of operations, experience and skill of incumbent management, value of the intellectual property owned by the business, its competitive position, the regulatory environment in which it operates, or other criteria determined by management.

We intend to acquire all or a controlling interest in the equity of such operating business or businesses. If our initial business combination involves a transaction in which we acquire less than a 100% interest in the target company, the value of that interest that we acquire will be equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions). In all instances, we would control the target company. The key factors that we will rely on in determining control would be our acquisition of at least 51% of the voting equity interests of the target company and/or control of the majority of any governing body of the target company through contractual arrangements or otherwise.

We intend to utilize cash derived from the proceeds of our offering and the sale of the insider warrants, our capital stock, debt or a combination of cash, capital stock and debt, in effecting such acquisition. The issuance of additional capital stock, including upon conversion of any convertible debt securities we may issue, or the incurrence of debt could have material consequences for our business and financial condition. The issuance of additional shares of our capital stock (including upon conversion of convertible debt securities):

•	may significantly reduce the equity interest of our shareholders;
•
will likely cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and may also result in the resignation or removal of one or more of our present officers and directors; and

•	may adversely affect prevailing market prices for our ordinary shares.

Similarly, if we issued debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after a business combination were insufficient to pay our debt obligations;
•
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and
•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

The net proceeds from the sale of the units in our offering and the insider warrants were approximately $99,865,000 at January 23, 2008 (approximately $114,115,000 on January 30, 2008 upon exercise of the over-allotment option in full), after deducting offering expenses of approximately $5,860,000 (approximately $6,610,000 on January 30, 2008 upon exercise of the underwriters over-allotment option in full, not including the underwriters' deferred fees). At January 23, 2008, an aggregate of $100,000,000, and approximately $114,250,000 upon the January 30, 2008 exercise of the underwriters’ over-allotment option in full, is being held in trust for our benefit and is available to consummate a business combination (after payment of the underwriters’ deferred fees).

We will use substantially all of the net proceeds of our offering and the sale of the insider warrants and 12% notes, as well as interest on the funds in the trust account released to us including those funds held in trust, to acquire control of White Energy and its affiliates or other target business, including consummating the business combination. The proceeds held in the trust account (exclusive of any funds held for the benefit of the underwriters or used to pay public shareholders who have exercised their redemption rights in accordance with the instructions set forth in the proxy materials to be mailed to our shareholders, may be used as consideration to pay the sellers of a target business with which we ultimately complete a business combination or, if there are insufficient funds not held in trust, to pay other expenses relating to such transaction such as reimbursement to insiders for out-of-pocket expenses, third party due diligence expenses or potential finders fees, in each case only upon the consummation of a business combination.

Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions, as determined by our board of directors at that time. Such working capital funds to finance operations of the target business could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our business combination if the funds available to us outside of the trust account were insufficient to cover such expenses. To the extent our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account as well as any other net proceeds not expended will be released to us and will be used to finance the operations of the target business.

We believe that, the funds in the trust account, including up to $2,000,000 of the interest earned on funds in the trust account which will be released to us, plus the funds available to us outside of the trust account, including, without limitation, up to $1,250,000 in 12% promissory notes to be issued pursuant to the December 2008 Funding Agreement, of which the Company borrowed $500,000 on December 26, 2008, will be sufficient to allow us to operate for at least the next 12 months, assuming that a business combination is not consummated during that time. Over this time period, we are budgeting approximately $2,000,000 of expenses for legal, accounting and other expenses, including finders fees, consulting fees and contract deposits, that are expected to be incurred in connection with the due diligence investigation, structuring and negotiating of a business combination and seeking shareholder approval of such business combination; approximately $450,000 for administrative services, reimbursement of officer and director expenses, insurance, costs associated with dissolution and liquidation if we do not consummate a business combination, and rent and office support services payable at the rate of $7,500 per month; approximately $200,000 for legal and accounting fees relating to our SEC reporting obligations; and approximately $400,000 for general working capital that will be used for miscellaneous expenses. Up to approximately $2,000,000 of the interest earned on the trust account will be released to us to fund the above anticipated expenses.

We do not believe we will need to raise additional funds following our offering, the sale of the insider warrants and our 12% notes, in order to meet the expenditures required for operating our business prior to a business combination. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination that is presented to us. We would only consummate such a fundraising simultaneously with the consummation of a business combination.

In seeking a business combination, we intend to utilize cash derived from the proceeds of our offering and the sale of the insider warrants and notes, as well as our capital stock or debt, or a combination of cash, capital stock and debt, and there is no limit on the issuance of capital stock or incurrence of debt we may undertake in effecting a business combination. In the event the share exchange or other business combination is consummated, all sums remaining in the trust account will be released to us immediately thereafter, and there will be no restriction on our use of such funds.

Our sponsor agreed to make available to us a line of credit of up to $500,000, which was used to pay a portion of the expenses of our offering, such as SEC registration fees, FINRA registration fees, and certain legal and accounting fees and expenses. These loans were paid on January 23, 2008.

We have granted a purchase option to the underwriters issued upon the effective date of our offering. We have accounted for this purchase option as a cost of raising capital and will include the instrument as equity in our financial statements. Accordingly, there will be no net impact on our financial position or results of operations, except for the recording of the $100 proceeds from the sale. We have estimated, based upon a Black-Scholes model, that the fair value of the purchase option on the date of sale is approximately $0.78 per unit (a total value of $368,525), using an expected life of five years, volatility of 9.45% and a risk-free rate of 4.17%. The volatility calculation is based on the average volatility of 16 business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during the period from January 1, 2002 to September 26, 2007. These 16 companies represent all business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during such period. Because we do not have a trading history, we needed to estimate the potential volatility of the unit price, which will depend on a number of factors which cannot be ascertained at this time. We used these companies because management believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for our units. Although an expected life of five years was used in the calculation, if we do not consummate a business combination within the prescribed time period and our company is liquidated, the option will become worthless.

We do not believe that the sale of the warrants in the private placement completed immediately before the date of our prospectus will result in a compensation expense because they are being sold at or above fair market value.

On February 28, 2008, the Company consummated a Loan and Security Agreement with a bank pursuant to which it issued a $500,000 promissory note to the bank in exchange for a line of credit to be used for working capital and general corporate purposes. On March 28, 2008, the Company drew down $190,000, and on June 8, 2008 the Company repaid $50,000, under the note payable and on July 3, 2008 the remaining $140,000 principal amount, plus interest, was repaid. Borrowings under the promissory note bore interest at the bank’s prime rate (the “Interest Rate”) or, upon the occurrence of a default by the Company, at a default rate equal to the Interest Rate plus 2%, and were secured by certain assets of the Company.

On December 16, 2008, the Company consummated a Funding Agreement (the “Funding Agreement”) with a placement agent calling for loans of up to $1,250,000 in 12% promissory notes (the “Notes”) that mature on the earlier of (a) January 16, 2010, or (b) the consummation of a business combination satisfactory to the lender.  The Notes are non-recourse to the amounts held in the Company’s trust account in favor of the public shareholders and are secured by the assignment of 100,000 shares of the Company's stock that are owned by certain initial shareholders.  In addition, the Notes are secured by the interest earned in the Trust account up to $2,000,000.  Pursuant to the Funding Agreement, $500,000 was borrowed under the Notes on December 26, 2008.

Critical Accounting Policies

Basis of Presentation

Our financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission.

Development Stage Company

We comply with the reporting requirements of SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises.”

Net Income Per Ordinary Share

We comply with the accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share.”  Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period.  Net income (loss) per ordinary share, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and would then share in the earnings of the Company except where the result would be antidilutive.

Our statement of operations includes a presentation of net income per share for ordinary shares subject to possible conversion in a manner similar to the two-class method of net income per share.  Net income per ordinary share, basic and diluted amount for the maximum number of shares subject to possible conversion is calculated by dividing the interest income, net of applicable income taxes, attributable to ordinary shares subject to conversion by the weighted average number of ordinary shares subject to possible conversion.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

We follow the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Under the laws of the Cayman Islands, we are not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Foreign Currency Translation

The United States dollar is our reporting and functional currency.

In accordance with SFAS 52, “Foreign Currency Translation”, foreign currency balance sheets will be translated using the end of period exchange rates, and statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholders’ equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Recently Adopted Accounting Pronouncements

 In December 2007, the FASB issued SFAS No 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R replaces SFAS 141 and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require us to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter. The Company cannot determine what impact SFAS 141R will have until it completes its first business combination.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company cannot determine whether SFAS 160 will have any impact until it completes its first business combination.

Recently Issued Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued three final Staff Positions (“FSP”s) intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, Fair Value Measurements. FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities.

FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what Statement 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

FSP FAS 107-1 and APB 28-1 relate to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Prior to issuing this FSP, fair values for these assets and liabilities were only disclosed once a year. The FSP requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value.

FSP FAS 115-2 and FAS 124-2 on other-than-temporary impairments is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The FSP also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses.

The FSPs are effective for interim and annual periods ending after June 15, 2009 and are not expected to have a material effect on the financial statements of the Company.

In May 2009, FASB issued SFAS No. 165, “Subsequent Events” which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or available to be issued.  It is effective for interim and annual periods ending after June 15, 2009 and will be applied prospectively.  We adopted SFAS 165 during the three months ended June 30, 2009 and its adoption did not have a material impact on our results of operations or financial position.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“GAAP”) – a replacement of FASB Statement No. 162,” which will become the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities.  It is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company does not believe that this will have a material effect on its condensed financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Results of Operations for the Three Month Period Ended March 31, 2009

We reported a net loss of ($568,000) for the three months ended March 31, 2009 and net income of $552,000 for the three months ended March 31, 2008 and a net loss of ($442,000) for the period March 22, 2007 (date of inception) to March 31, 2009. During the three months ended March 31, 2008, the Company was newly formed, had minimal expenses and interest income on its limited capital. Until we enter into a business combination, we will not have revenues.

Our trust account earned interest of $223,000 for the three months ended March 31, 2009, and our funds outside of the trust account did not earn any material interest. Interest of $703,000 was earned for the three months ended March 31, 2008. The decrease in earnings was due to lower interest rates as a result of market conditions.

Overall, for the three months ended March 31, 2009, we incurred $597,000 of formation, operating costs and costs associated with the planned acquisition of White Energy.

Liquidity and Capital Resources

At March 31, 2009, we had cash of approximately $169,000 and a deficit in working capital of approximately $(1,228,000) due primarily to acquisition costs incurred in connection with the Stock Purchase Agreement with ChinaTel and the Share Exchange Agreement with White Energy.  The negative working capital was funded largely with the December 16, 2008 Funding Agreement described below. As discussed further in Note 3 to the condensed financial statements, approximately $152,000 is included in prepaid expenses and other assets representing an amount that was withdrawn in one transaction from our operating bank account by the bank without our knowledge or authorization.  This amount was returned to the Company in August 2009.

On January 16, 2008, we completed a private placement of 5,725,000 warrants to our sponsor in connection with our offering, Ho Capital Management LLC, an entity co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman, and Noble Investment Fund Limited, an affiliate of Arie Jan van Roon, our chief financial officer and director, generating gross proceeds of $5,725,000.

 On January 23, 2008, our initial public offering of 10,000,000 units was consummated. Each unit issued in our offering consists of one ordinary share and one warrant, each warrant to purchase one ordinary share at an exercise price of $7.50 per ordinary share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $100,000,000. On January 30, 2008, the underwriters for our initial public offering exercised their over-allotment option in full, and purchased 1,500,000 units. Each unit consists of one ordinary share and one warrant, each warrant to purchase one ordinary share at an exercise price of $7.50 per ordinary share. The offering, including the exercise of the over-allotment option, generated total gross proceeds of $115,000,000 to us (excluding proceeds of $5,725,000 from the sale of private placement warrants to our sponsor in connection with the offering, Ho Capital Management LLC and Noble Investment Fund Limited).

On February 28, 2008, the Company consummated a Loan and Security Agreement with a bank pursuant to which it issued a $500,000 promissory note to the bank in exchange for a line of credit to be used for working capital and general corporate purposes. On March 28, 2008, the Company drew down $190,000, and on June 8, 2008 the Company repaid $50,000, under the note payable and on July 3, 2008 the remaining $140,000 principal amount, plus interest, was repaid. Borrowings under the promissory note bore interest at the bank’s prime rate (the “Interest Rate”) or, upon the occurrence of a default by the Company, at a default rate equal to the Interest Rate plus 2%, and were secured by certain assets of the Company.

On December 16, 2008, the Company consummated a Funding Agreement (the “Funding Agreement”) with a placement agent calling for loans of up to $1,250,000 in 12% promissory notes (the “Notes”) that mature on the earlier of (a) January 16, 2010, or (b) the consummation of a business combination satisfactory to the lender.  The Notes are non-recourse to the amounts held in the Company’s trust account in favor of the public shareholders and are secured by the assignment of 100,000 shares of the Company's stock that are owned by certain initial shareholders.  In addition, the Notes are secured by the interest earned in the Trust account up to $2,000,000.  At March 31, 2009, $987,000 was outstanding under the Notes including $500,000 that was borrowed on December 26, 2008 and an additional $487,000 that was borrowed during the three months ended March 31, 2009.  In April 2009, the remaining $263,000 available under the Agreement was borrowed.

The Company is permitted to use up to $2,000,000 of interest income from the trust account to fund working capital. At March 31, 2009, approximately $1,418,000 had been transferred from the income of the trust account to fund working capital. We believe that, the funds in the trust account, including up to $2,000,000 of the interest earned on funds in the trust account which will be released to us, plus the funds available to us outside of the trust account, including, without limitation, the $1,250,000 in 12% promissory notes pursuant to the December 2008 Funding Agreement, (all of which has been borrowed as described above), will be sufficient to allow us to operate for at least the next 12 months, assuming that the share exchange or other business combination is not consummated during that time. However, if the funds available to us are not sufficient to fund our working capital needs throughout this period, we will seek to secure additional capital to pay for, or defer payment of, all or a significant portion of any expenses we incur.

Agreements with ChinaTel Group, Inc.

On July 8, 2008, we entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with ChinaTel Group, Inc. (“ChinaTel”) and Trussnet USA, Inc. (“Trussnet”).   The Stock Purchase Agreement provided for the investment by us into ChinaTel of between $201,675,000 and $270,000,000 at a price of $2.25 per share.   All of the proceeds from the sale of the ChinaTel securities would have gone to ChinaTel, and no shareholders of ChinaTel would have sold their shares.

On August 6, 2008, we, ChinaTel, Trussnet and George Alvarez amended and restated the Stock Purchase Agreement in its entirety, by executing an Amended and Restated Stock Purchase Agreement dated as of July 31, 2008 (the “Amended Stock Purchase Agreement”). In addition to the Amended Stock Purchase Agreement, on August 6, 2008 we entered into an Agreement and Plan of Merger dated as of July 31, 2008 (the “Merger Agreement”) with ChinaTel, CHTL Acquisition Corp., a wholly owned subsidiary of our company which was subsequently dissolved (“CHTL Acquisition”), George Alvarez, and the other principal shareholders of ChinaTel.  Under the Merger Agreement, at the effective time of the merger, CHTL Acquisition was to be merged into ChinaTel, with ChinaTel as the surviving corporation of the merger (the “Merger”), as a result of which, ChinaTel would have become a wholly-owned subsidiary of our company.

On November 3, 2008, pursuant to a Termination and Mutual Release Agreement (the “Termination Agreement”) with ChinaTel, we and ChinaTel agreed to terminate the Stock Purchase Agreement, the Amended and Restated Stock Purchase Agreement and the Merger Agreement (collectively, the “ChinaTel Agreements”) in their entirety. In addition, the parties agreed to release each other, and their respective officers, directors, employees, agents, shareholders, representatives and affiliates against any and all rights, claims, liabilities, demands, actions, proceedings and causes of action, in law or in equity, by reason of any matter, event, cause or thing whatsoever, including, but not limited to, the obligations of the parties under the ChinaTel Agreements. We elected to terminate the ChinaTel Agreements primarily due to the fact that we believed there were a number of unresolved regulatory due diligence issues in the People’s Republic of China relating to the proposed transaction.

Agreements with White Energy Company Limited.

On December 17, 2008, Asia Special Situation Acquisition Corp. (the “Company”) entered into an Acquisition Framework Agreement (the “Framework Agreement”) with White Energy Company Limited (“White Energy”) and Binderless Coal Briquetting Company Pty Limited, a wholly owned subsidiary of White Energy (“BCBC”). Under the terms of the Framework Agreement, the Company agreed to acquire, through an exchange of shares, White Energy’s South-East Asian business operated by its indirect wholly owned subsidiary, BCBC Singapore Pte Ltd. (“BCBC Singapore”).  The transaction contemplated that BCBC would issue to the Company 100% of the issued and outstanding share capital of BCBC Singapore (the “BCBC Singapore Exchange Shares”) in exchange for the Company’s issuance to BCBC of its ordinary shares (the “Company Exchange Shares”), to represent an estimated 60% of the issued and outstanding ordinary shares of the Company after giving effect to the share exchange (the “Share Exchange”).  The Company’s existing shareholders would retain the remaining ordinary shares, representing an estimated 40% of the issued and outstanding shares of the Company, subject to adjustment.

On March 12, 2009, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with White Energy and White Energy Technology Company Limited (“WET”). Based in Sydney, Australia, White Energy, an Australian corporation, is a public company traded on the Australian Stock Exchange.  WET is a wholly-owned subsidiary of White Energy.  Under the terms of the Share Exchange, the Company agreed to acquire from White Energy, through an exchange of shares, 100% of the share capital of WET (the “WET Shares”) and the equity shares of the direct and indirect subsidiaries of WET (with WET, the “Constituent Corporations”).  Under the Exchange Agreement White Energy would have retained ownership to certain of its operating subsidiaries not related to the binderless coal briquetting technology.  Upon completion of the transaction, it was anticipated that, in exchange for the WET Shares, the Company would issue to White Energy a percentage of the aggregate number of ordinary shares of the Company to be issued and outstanding after giving effect to the share exchange, as shall be determined by the amount by which the “White Energy Market Value” (as defined) bears to the “Transaction Value” (as defined).

The White Energy Market Value was originally calculated at approximately $157.0 million, representing the product of the White Energy Diluted Shares (as defined) as at March 12, 2009 and the $0.9905 volume-weighted average price (expressed in U.S. dollars) of White Energy common shares, as traded on the ASX for the 20 trading days prior to March 12, 2009.  The Transaction Value was defined as the sum of the White Energy Market Value and the Adjusted Funds.  The term “Adjusted Funds” was defined as the total cash available to the Company and the Constituent Corporations as at the closing date of the transaction (including net proceeds of any additional securities sold by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date), less the sum of (i) transaction expenses, (ii) amounts paid or payable in respect of share redemptions that are requested on a timely basis by any of the Company’s public shareholders, and (iii) the amount of debt securities, if any, issued by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date.   Assuming $100.0 million of Adjusted Funds at the Closing, the transaction Value would have been calculated at $257.0 million and White Energy would have received approximately 61% of the outstanding ordinary shares of the Company after giving effect to the transaction.

The Exchange Agreement also provided for certain Company Management Performance Shares, to represent up to 10% of the total Company shares to be outstanding at closing after giving effect to the share exchange, that may be issued to members of the management of the Constituent Corporations in relation to achieved target production levels of the Company and its subsidiaries of up to 20,000,000 annual tons of upgraded coal production by December 31, 2012 from facilities using the Binderless Coal Briquetting technology described below.

The March 12, 2009 Exchange Agreement contemplated that on the closing date, White Energy management would become the members of the management of the Company and its subsidiaries and the current executive officers of the Company would resign.  In addition, White Energy would have the right to appoint four directors (including a Chairman) to the board of the Company and the existing shareholders of the Company will have the right to appoint two directors to the board of the Company.  Immediately following the closing date the Company would change its corporate name to “White Energy Coal Technology Corporation” or such other name as shall be acceptable to White Energy.

Since the date of execution of the Share Exchange Agreement, a number of events have occurred which, in the opinion of both the board of directors of White Energy and the Company, have had a significant impact on the valuation metrics used in determining the appropriate consideration for the transaction.  Since March 2009, the White Energy Market Value has increased significantly as it has continued to achieve designated milestones, as evidenced by:

•
White Energy and Bayan Resources Limited have successfully completed construction of the world’s largest clean coal upgrading plant at Bayan’s Tabang mine in East Kalimantan, Indonesia.  The plant has the capacity to produce 1.0 million tons per annum of upgraded coal and is currently being commissioned;

•
White Energy and Peabody Energy Inc. (the largest coal company in the United States) signed a Joint Development Agreement in May 2009 regarding the formation of a partnership to jointly construct and operate 20 million tons per annum of binderless coal briquetting plants in North America.  Once definitive transaction documents have been finalized, the partnership will be 55% owned by White Energy and 45% owned by Peabody with capital costs shared in proportion to the parties respective equity interests.  In addition, Peabody now has a right to acquire a 14.9% equity interest in White Energy;

•
White Energy and Bayan Resources agreed in May 2009 to increase the target production capacity of their joint venture, PT Kaltim Supacoal (“KSC”) from 5 million to 15 million tons per annum.  As regards the funding of this increase in targeted capacity, KSC is in the final stages of selecting a bank to underwrite the financing of the next 4.0 million ton phase of the project;

•	White Energy has successfully raised (Australian) $55 million in a private placement of its shares to local and overseas institutions conducted over a 24 hour book-build period at the end of May 2009;

•	coal prices globally have increased between 15% to 20% since signing of the Share Exchange Agreement; and

•
there has been significant interest shown in clean coal activity over the past few months as a direct consequence of the growing realization of the importance of creating a cleaner fuel to satisfy environment concerns. The Clean Energy Bill in the US and similar initiatives in other parts of the world have put an even greater emphasis on the importance of clean coal technologies like the White Energy process.

As a result of the above developments and other factors, the terms of the transaction have been adjusted with the concurrence of the respective financial advisors to White Energy and the Company, and on August 17, 2009, the Company and White Energy entered into a merger implementation agreement (the “Merger Agreement”).  The Merger Agreement replaced and superseded the terms of the March 12, 2009 Exchange Agreement.  Under the terms of the Merger Agreement:

The Company or a wholly-owned subsidiary of the Company will acquire all of the outstanding shares of White Energy.  As a result White Energy and all of its direct and indirect subsidiaries (including White Energy Technologies (“WET”) will become direct and indirect subsidiaries of the Company.  A significant difference between the terms of the Merger Agreement and the Exchange Agreement is that the Company will acquire White Energy and all of its operating subsidiaries, including WET and its subsidiaries relating to the coal upgrading technology.

The merger consideration payable to the White Energy shareholders will be paid in ordinary shares of the Company and in the form of Company options and convertible securities to the holders of all White Energy options and White Energy convertible debentures that are exercisable at and convertible into Company ordinary shares.  The Company and White Energy agreed that the valuation of White Energy immediately prior to the merger will be fixed at approximately $480.7 million (the “White Energy Total Value”), representing the estimated 192,277,902 White Energy common shares at a value of USD $2.50 per share (the “White Energy Per Share Value”).  At closing, the White Energy shareholders will receive total consideration (the “Merger Consideration”) equal to that percentage of the total number of the Company ordinary shares to be outstanding immediately following closing of the merger as shall be determined by the amount by which (i) the White Energy Total Value bears to (ii) the “Combined Total Value.”  The “Combined Total Value” is defined as the sum of (A) the White Energy Total Value and (B) the Company’s Adjusted Funds at Closing.   The Company is required to have not less than $100.0 million of Adjusted Funds and not more than $140.0 million of Adjusted Funds available at Closing.

Accordingly, if the White Energy Total Value is USD $480.7 million and the Company’s available Adjusted Funds at Closing is $100.0 million, the Combined Total Value would be $580.7 million, and the White Energy shareholders would be entitled to receive in the merger transaction approximately 83% of the total number of the Company’s ordinary shares at closing, and the ordinary shares held by current Company shareholders would represent approximately 17% of the Company shares.

The merger must be approved by a majority number of holders holding not less than 75% of the voting share capital of White Energy who vote on the transaction in person or by proxy at an extraordinary meeting of White Energy shareholders (the “White Energy Shareholders Meeting”). Similar approval will also be required from the holders of options in White Energy.  If approved by both the White Energy shareholders and option holders, the acquisition of White Energy must then be approved by the Australian courts as an approved Scheme of Arrangement (the “Schemes”).  Similarly, the acquisition of White Energy must be approved by holders of a majority of the 11,500,000 publicly traded voting ordinary shares of the Company who vote on the transaction in person or by proxy at an extraordinary meeting of the Company shareholders (the “the Company Shareholder Meeting”).   Holders of the 2,500,000 insider the Company shares will vote in accordance with the majority public shareholder vote.

           White Energy has advised that in September 2009 it will make court application to convene a special meeting to consider the Schemes and mail the Scheme Booklet (equivalent to a proxy statement) to the White Energy shareholders and option holders.  The vote of the White Energy shareholders and option holders is scheduled to be held in October 2009, or such other date determined by the court.  Assuming White Energy obtains the requisite shareholder and court approvals, the Company intends to hold the Company Shareholder Meeting in November 2009, and assuming it obtains the requisite approvals and complies with the other conditions applicable to a business combination company, the parties intend to consummate the transaction in December 2009.

           In addition to White Energy and the Company obtaining the requisite court and shareholder approvals referred to above, the closing of the transactions under the Merger Agreement is subject to a number of other conditions, including.

(a)           entering into an agreement with White Energy debenture holders on terms acceptable to White Energy and the Company;

(b)           amending the memorandum and articles of organization of the Company to increase its authorized ordinary shares from 50.0 million shares to 250.0 million shares (or such other number as shall be mutually agreed upon), and changing the name of the Company to White Energy Coal Technology Corporation, or such other name as shall be mutually agreed upon;

(c)           redemptions by the Company public shareholders not exceeding 34.99% of the $115.0 million in the Company trust fund;

(d)           no material adverse changes in the businesses of White Energy and subsidiaries or our Company;

(e)           the approval of the listing of Company ordinary shares on the New York Stock Exchange, Inc. or maintaining the listing on the NYSE Alternext Exchange; and

(f)           the limitation of all investment banking fees and other transaction expenses payable by the Company to a maximum of $15.0 million or other amounts acceptable to both parties.

There can be no assurance that the above timetable will be met, that the requisite approvals of the Australian court and the shareholders of both White Energy and the Company will be obtained, or that the other conditions to closing (including those described above) will be complied with.  As a result, there can be no assurances that the transactions contemplated by the Merger Agreement will be consummated.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Contractual Obligations

The following table sets forth a summary of the Company’s contractual obligations as at March 31, 2009:

	LESS THAN 1 YEAR	1-3 YEARS	TOTAL
Contractual Obligations:

Debt maturing within:	$987,000	$—	$987,000

Investment banking agreements	$650,000	$—	$650,000

Total contractual cash obligations	$1,644,000	$—	$1,644,000

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices. We are not presently engaged in and, if a suitable business target is not identified by us prior to the prescribed liquidation date of the trust account, we may not engage in, any substantive commercial business. Accordingly, we are not and, until such time as we consummate a business combination, we will not be, exposed to risks associated with foreign exchange rates, commodity prices, equity prices or other market-driven rates or prices. The net proceeds of our initial public offering held in the trust account have been invested only in US Treasury bills and money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940.  Given our limited risk in our exposure to US Treasury bills and money market funds, we do not view the interest rate risk to be significant.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(3) under the Exchange Act as of the end of the period covered by this report (the “Evaluation Date”).  Based on this evaluation, our principal executive officer and principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to our company required to be disclosed in our reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.  Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Changes In Internal Control Over Financial Reporting.

There was no change in our internal control over financial reporting that occurred during the fiscal quarter ended March 31, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

LEGAL PROCEEDINGS

None.

RISK FACTORS

Although there have been material changes in our business, operations and/or prospects that would require revisions to the risk factors included in our most recent Annual Report on Form 20-F furnished to the SEC on April 1, 2009, any such revisions will be included in the risk factors set forth in our proxy materials to be mailed to our shareholders to seek shareholder approval of a proposed White Energy acquisition which we seek to consummate.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

Repurchases of Equity Securities

None.

DEFAULTS UPON SENIOR SECURITIES

None.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

OTHER INFORMATION

None.

EXHIBITS

None.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

September 11, 2009	By:
/s/ Geoffrey W. Holmes
Geoffrey W. Holmes
Chief Executive Officer (Principal Executive Officer)